Exhibit 99.1

GDEV Aligns Leadership as Founder and CEO Andrey Fadeev Appointed Chairperson of the Board

February 13, 2025 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), today announced the appointment of Andrey Fadeev, GDEV's founder and CEO and a member of the Company’s Board of Directors (the “Board”), as Chairperson of the Board, effective immediately. This appointment represents a strategic evolution in the Company's leadership structure, designed to strengthen the alignment between strategic oversight and operational execution. As part of this planned transition, Natasha Braginsky Mounier, an independent non-executive director and chairperson of the Board will step down from her position as Independent Chairperson and depart from the Board. Ms. Braginsky Mounier will receive a severance payment from the Company, compensating her for her services as Chairperson and director of the Board for the term beginning with the last annual general meeting of the Company’s shareholders.

The Board will maintain its independent majority, with three out of five directors continuing to serve as independent members, continuing to adhere to best practices for corporate governance and oversight of the Company's operations. Ms. Braginsky Mounier’s membership positions on the GDEV Board’s Committees will, by resolution of the Board, be reassigned among its current independent members: Tal Shoham, who is able to read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements, will take her place on the Audit Committee, while Marie Holive will join the Nomination and Compensation Committee.

"This is an exciting new chapter for GDEV as we continue to execute on our strategic vision and drive growth across our portfolio of studios," said Andrey Fadeev, CEO, founder and newly appointed Chairperson of GDEV. "By aligning Board leadership more closely with our operational expertise, we are well-positioned to accelerate decision-making and capitalize on market opportunities while maintaining the highest standards of corporate governance."

Mr. Fadeev continued: "On behalf of the Board of Directors and management team of GDEV, I would like to express our deep appreciation to Ms. Braginsky Mounier for her exemplary leadership and invaluable contributions during her tenure as Independent Chairperson. Under her guidance, GDEV has significantly strengthened its corporate governance framework, enhanced board effectiveness, and established robust oversight practices that will continue to benefit the Company for years to come. Ms. Braginsky Mounier's dedication to promoting transparency and accountability has helped create a strong foundation for GDEV's next phase of growth."

The Company remains committed to maintaining open and transparent communication with its stakeholders, as the Board continues to prioritize long-term, sustainable growth while upholding the highest standards of corporate governance and oversight.

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 bln of bookings worldwide. For more information, please visit www.gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.